UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                           BentleyCapitalCorp.com Inc.
        (Exact name of registrant as specified in its corporate charter)

                                    000-31883
                               Commission File No.

                Washington                          91-2022700
          State of Incorporation         (IRS Employer Identification No.)

                                5076 Angus Drive
                  Vancouver, British Columbia, CANADA  V6M 3M5
                    (Address of principal executive offices)

                                 (604) 269-9881
               (Registrant's telephone number, including are code)

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS


Approximate Date of Mailing:  July 26, 2002

Dear  Shareholder:

This notification is furnished by the Board of Directors (the "Board") of BentleyCapitalCorp.com Inc., a Washington corporation (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the board of directors pursuant to an Agreement and Plan of Reorganization pursuant to which Proton Laboratories, LLC ("Proton"), a California limited liability company, will merge with the Company's wholly-owned subsidiary, VWO I Inc. Proton's owners will exchange 100% of Proton for shares in Bentley and such other consideration that may be agreed to by the parties. This Information Statement is being furnished to all holders of record at the close of business on June 25, 2002 of the Company's common stock, par value $0.0001 per share ("Common Stock"). This notification was prepared by the Company, except that information in the sections entitled "Proposed Executive Officers And Directors After the Resignation of Michael Kirsh" and "Change in Control" was furnished to the Company by the new directors. The new directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

Please read this notification carefully. It describes the essential terms of the Exchange Agreement and contains certain biographical and other information concerning the proposed new directors of the Company. Additional information about the Exchange Agreement and the business of the Company is contained in the Company's Form 8-K dated June 25, 2002 which was filed with the United States Securities and Exchange Commission (the "Commission"). The Form 8-K and its accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/index.htm.

     NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

Michael Kirsh, currently the sole director of the Company, intends to resign as a member of the Board of Directors, effective upon the appointment of new members of the Board of Directors, Dick Wullaert, Edward Alexander, and Micael Ledwith (the "New Directors"). Mr. Kirsh will not resign, and the New Directors will not begin their terms, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company ("Common Stock").


Voting  Securities  of  the  Company
------------------------------------

As of June 1, 2002, the Company had 2,250,000 shares of Common Stock issued and outstanding. Common Stock is the Company's only class of securities that is entitled to vote for directors at a shareholders meeting, if one were to be held, and each share of Common Stock entitles its holder to one vote.

Changes  in  Control
--------------------

On June 3, 2002, Michael Kirsh entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Edward Alexander (the "Purchaser"), pursuant to which the Purchaser acquired 1,500,000 shares of Common Stock of the Company from Mr. Kirsh, and 250,000 shares from a minority shareholder. In conjunction with the Stock Purchase Agreement, the Company and Alexander have entered into an Agreement and Plan of Reorganization pursuant to which Proton Laboratories, LLC ("Proton"), a California limited liability company, will merge with the Company's wholly-owned subsidiary, VWO I Inc. Proton's owners will exchange 100% of Proton for Company common shares and such other consideration that may be agreed to by the parties. The Stock Purchase Agreement and Agreement and Plan of Reorganization are part of a single integrated plan on the part of Alexander to acquire control over the Company in connection with the Company's acquisition of Proton.

The New Directors will begin their terms after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company ("Common Stock").

                             EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal year ended December 31, 2001. No other compensation was paid to any such officer or directors other than the cash compensation and the restricted stock award set forth below.

=================================================================================================

                                   SUMMARY COMPENSATION TABLE

=================================================================================================

                              Annual  Compensation      Long-Term  Compensation
                              ------------------------  --------------------------------
                                                        Awards                  Pay-Outs
                                                        ----------------------  --------
                                               Other                Securities  All
                                               Annual   Restricted  Under-                Other
Name  and                                      Compen-  Stock       lying                 Compen-
Principal                     Salary  Bonus    sation   Award(s)    Options/    LTIP      sation
Position              Year    ($)     ($)      ($)      ($)         SARs (#)    Payouts   ($)
=================================================================================================

MICHAEL KIRSH           2002     -0-      -0-      -0-         -0-      -0-         -0-       -0-
                        2001     -0-      -0-      -0-         -0-      -0-         -0-       -0-
Director and
President, Secretary
and Treasurer
=================================================================================================

Stock  Option  Grants
---------------------

The following table sets forth information with respect to options to purchase Common Stock granted to each of our directors and officers during our most recent fiscal year ended December 31, 2001:

--------------------------------------------------------------------------------------

                      Common Shares  % of Total
                      under          Options/SARs    Exercise or Base
                      Options/SARs   Granted to      Price
                      Granted        Employees in    ($/Common Share)
Name                  #              Financial Year                    Expiration Date

--------------------------------------------------------------------------------------
MICHAEL               -0-            N/A             N/A               N/A
KIRSH
Director and
President, Secretary
and Treasurer

--------------------------------------------------------------------------------------

Exercises of Stock Options and Year-End Option Values
-----------------------------------------------------

The following is a summary of options to purchase Common Stock exercised by our officers, directors and employees during the financial year ended December 31, 2001:

-------------------------------------------------------------------------------------------------

                               AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
                         FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION/SAR VALUES

-------------------------------------------------------------------------------------------------

                                                                             Value of Unexercised
                      Common Shares                    Unexercised Options   in-the-Money
                      Acquired on     Aggregate        at Financial          Options/SARs at
                      Exercise        Value Realized   Year-End (#)          Financial Year-End
Name                  (#)             ($)              ($)
-------------------------------------------------------------------------------------------------
MICHAEL                         -0-   N/A              N/A                   N/A
KIRSH
Director and
President, Secretary
and Treasurer

-------------------------------------------------------------------------------------------------


Outstanding  Stock  Options
---------------------------

The Company has not granted any options to purchase Common Stock and does not have any outstanding options to purchase Common Stock. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

Compensation  Of  Directors
---------------------------

The Company's directors do not receive cash compensation for their services as directors or members of committees of the Board of Directors.

                PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of June 3, 2002 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

-------------------------------------------------------------------------------
                                                                  PERCENTAGE OF
NAME                                               SHARES OWNED   SHARES OWNED
-------------------------------------------------------------------------------
Edward Alexander                                       1,750,000         77.77%
1150 Marina Village Parkway, Suite 103
Alameda, CA  94501.
-------------------------------------------------------------------------------
Michael Kirsh, sole officer and director                       0             0
5076 Angus drive
Vancouver, BC V6M 3M5 Canada
-------------------------------------------------------------------------------
ALL EXECUTIVE OFFICERS & DIRECTORS AS A GROUP (1               0             0
Individual)
-------------------------------------------------------------------------------


Except as otherwise noted, the Company believes that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Change  in  Control
-------------------

On June 3, 2002, Edward Alexander acquired 1,750,000 shares of the Company's Common Stock from Michael Kirsh and a minority shareholder pursuant to a stock purchase agreement signed on June 3, 2002. Mr. Alexander paid a purchase price of $170,000 to Michael Kirsh. Mr. Alexander borrowed money from several individuals to purchase the Bentley shares, as follows:

     LENDER:            AMOUNT:
     -------            -------
     Thomas  Dizon      $40,000
     A.J.  Moraes       $40,000
     Jean  Wang         $90,000

Each loan accrues interest at 7% per annum, and matures on December 31, 2002.

As of June 3, 2002, the issued and outstanding securities of the Company consisted of 2,250,000 shares of Common Stock, par value $0.0001 per share. Therefore, Mr. Alexander beneficially owned approximately 77.775% of the issued and outstanding Common Stock of the Company as of June 3, 2002.


                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that immediately after consummation of the Stock Purchase Agreement and effective upon the appointment of New Directors, Mr. Kirsh will resign as a member of the Board of Directors and as an officer of the Company.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company.

                    CURRENT EXECUTIVE OFFICERS AND DIRECTORS

----------------------------------------------------------------
NAME           AGE                  POSITION
----------------------------------------------------------------
Michael Kirsh   47  Director, President, Secretary and Treasurer
----------------------------------------------------------------

Mr. Kirsh has served as the sole officer and director of the Company since October, 2000. During the past five years, Mr. Kirsh has worked with a group of independent investors that acquires private companies and conducts reverse takeovers.

                    PROPOSED EXECUTIVE OFFICERS AND DIRECTORS
                     AFTER THE RESIGNATION OF MICHAEL KIRSH

------------------------------------------------------------------------
NAME              AGE                      POSITION
------------------------------------------------------------------------
Edward Alexander   50  President, Director
------------------------------------------------------------------------
Dick Wullaert      64  Vice President, Chief Technical Officer, Director
------------------------------------------------------------------------
Micael Ledwith     59  Director
------------------------------------------------------------------------

Edward Alexander has been the owner and president of Proton Laboratories LLC since January, 2001. Proton has structured the introduction of an electrolytic water separation technology that has a wide array of uses in industry, product formulations and as consumer products. From January, 1997 to July, 1998, he served as owner and president of Advanced H2O, LLC, Alameda, California. In July, 1998 he formed Advanced H2O, Inc. in Bellevue, Washington, to specialize in bottled water production. He continues to serve as a consultant to Advanced H2O, Inc. Prior to 1997, he served as General Manager, Tomoe Incorporated, South San Francisco, California, and held various positions with various divisions of the Navy Resale System. Mr. Alexander will serve as president and a director of the Company.

Dr. Wullaert is currently President of Bioguard Industries, Inc., a small technical service company specializing in water and materials science research. He provides technical services for the production (system design, electrode development), use (disinfection, food processing, beverages, nutraceuticals, agriculture, etc.) and testing (conventional and new) of functional water. He has held this position since 1994. Since 1997, he has also served as President of the Functional Water Society of North America (FWSNA), a non profit corporation dedicated to promoting the technology and applications of functional water. As President, he has developed an extensive database of functional water technology and applications, organized conferences on functional water in the US, and participated in Functional Water Foundation Symposiums in Japan. From March 2000 to June 2001, he served as Chief Technology Officer of Advanced H2O, Inc., where he was responsible for research and development programs and the laboratory. From 1991 to 1999, he served as Senior Materials Engineer, of SAIC, a NRC program on the technical basis for extending the license for dry cask storage of spent nuclear fuel. He managed several projects on the electrochemical treatment of water, developed new business in water technology and materials degradation, provided technical support to DOE-HQ on materials, structural integrity, and life extension issues, and represented NRC and DOE on national consensus committees. He received his Ph.D. in Materials Science from Stanford in 1969. Dr. Wullaert will serve as Vice President, Chief Technical Officer, and a director of the Company.

Dr. Micael F. Ledwith has been retired for the past five years. He was Professor of Systematic Theology at the Pontifical University of Maynooth in Ireland from 1976 to 1994. He was later Dean of the Faculty, Head of Department and Editor of "The Irish Theological Quarterly. He was later appointed a Consulting Editor of the renowned international review "Communio" and still serves in that capacity. He was appointed Vice-President of the University in 1980, re-appointed in 1983, and was appointed President in 1985. He served as Chairman of the Committee of Heads of the Irish Universities and was a Member of the Governing Bureau of the European University Presidents' Federation (CRE). He retired from his Professorship on September 30, 1996 and has since continued to pursue his interest in research, writing, and lecturing in the field of actualizing human potential. Since November 2001 he has been a partner in World of Star Stuff, which markets wholefood products.


                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended December 31, 2001.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, the following persons failed to comply with Section 16(a):

1) Michael Kirsh, Director, Officer and beneficial owner of more than 10% of the outstanding shares of the Company, failed to file required Form 3.

2) Edward Alexander, beneficial owner of more than 10% of the outstanding shares of the Company, was late in filing required Form 3.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the Company's directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction, in which the amount involved exceeds $60,000, since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.


                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:      July 25, 2002             BENTLEYCAPITALCORP.COM  INC.


                                        By:  /s/  Michael Kirsh
                                           --------------------------------
                                           Michael Kirsh
                                           Director and President